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SEC

ANNUAL AUDITED REPORT Processing
FORM X-17A-5 Section
PART III

FEB 2 7 2013

SEC FILE NUMBER
8- 30977

FACING PAGE Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2012___ AND ENDING ___12/31/2012___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET

(No. and Street)

MILWAUKIE   OREGON   97267
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BEN JOHNSON   503/723-4404
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC

(Name – if individual, state last, first, middle name)

15405 SW 116TH AVENUE   SUITE 105   KING CITY,   OREGON   97224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___BEN JOHNSON_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FIRST SECURITIES NORTHWEST, INC._____ , as of ___DECEMBER_____31_____ , 20_12___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
KYLE MATHEW DODGE
NOTARY PUBLIC - OREGON
COMMISSION NO. 472225
MY COMMISSION EXPIRES OCTOBER 01, 2016

_____
Notary Public

_____
Signature

___PRESIDENT_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2012 and 2011

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 S.W. 116TH AVENUE
SUITE 105
KING CITY, OREGON 97224
503/624-0940

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

| | 70 |

ADDRESS

15405 SW 116TH AVENUE, SUITE 105   KING CITY, OREGON   97224

| 71 | 72 | 73 | 74 |
| Number and Street | City | State | Zip Code |

CHECK ONE

[x] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
    or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

CONTENTS

PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS   2-3

FINANCIAL STATEMENTS

  STATEMENTS OF FINANCIAL CONDITION   4

  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME   5

  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY   6

  STATEMENTS OF CASH FLOWS   7

  NOTES TO FINANCIAL STATEMENTS   8-10

SUPPLEMENTAL INFORMATION   11

  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
  ON SUPPLEMENTAL INFORMATION   12

  SCHEDULE 1 - COMPUTATION OF NET CAPITAL   13

  SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET
       CAPITAL   14

  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
  INTERNAL ACCOUNTING CONTROL   15-17

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
First Securities Northwest, Inc.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of First Securities Northwest, Inc. as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on our audit. I conducted my audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of

2

expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Securities Northwest, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2013

3

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash	$ 48,054	$105,854
Receivables, inventory positions at clearing corporation	0	0
Deposits with clearing organizations	100,003	110,898
Furniture, equipment at cost - net of accumulated depreciation of $48,192 and $48,192 respectively	0	0
Prepaid expenses	8,903	8,682
Deferred tax benefit	81,554	26,100
TOTAL ASSETS	$238,514	$251,534

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Accounts payable and accrued liabilities	$ 4,109	$ 935
Payables, inventory positions at clearing corporation	0	0
TOTAL LIABILITIES	4,109	935
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	429,280	379,280
Retained earnings	(206,375)	(140,181)
Total stockholder's equity	234,405	250,599
	$238,514	$251,534

See accompanying notes and accountants' audit report.

4

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2012 and 2011

	2012	2011
REVENUES		
Commissions	$ 27,203	$ 79,340
Net dealer inventory and investment gains (losses)	13,407	89,885
Sale of investment company shares	193	199
Interest	13	0
Total revenue	40,816	169,424
EXPENSES		
Employee compensation and taxes	66,245	59,153
Commissions and floor brokerage	(658)	2,586
Regulatory fees and assessments	10,445	11,373
Communications	5,406	9,736
Occupancy and equipment rents	8,400	9,466
Professional fees	13,210	7,525
Other expenses	59,416	92,167
Depreciation	0	0
Total expenses	162,464	192,006
INCOME (LOSS) BEFORE INCOME TAXES	(121,648)	(22,582)
INCOME TAXES	55,454	3,143
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	(66,194)	(19,439)
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	0	0
NET INCOME (LOSS)	($66,194)	($19,439)

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2010	1000	$11,500	$379,280	$120,742	$270,038
Net income (loss) for the year				(19,438)	(19,439)
Balance at December 31, 2011	1000	11,500	379,280	(140,181)	250,599
Net income (loss) for the year				(66,194)	(66,194)
Paid-in capital for the year			50,000		50,000
Balance at December 31, 2012	1000	$11,500	$429,280	($206,375)	$234,405

See accompanying notes and accountants' audit report.

6

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	Years Ended December 31	
	2012	2011
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$ 40,803	$169,424
Cash paid to employees and suppliers	(148,429)	(191,682)
Interest received	13	0
Interest paid	(37)	(4)
Income taxes (paid) received	(150)	(150)
Net cash provided by operating activities	(107,800)	(22,412)
Cash flows from investing activities:		
Paid-In capital	50,000	0
Net cash used by investing activities	50,000	0
Net increase in cash and cash equivalents	(57,800)	(22,412)
Cash and cash equivalents at beginning of year	105,854	128,266
Cash and cash equivalents at end of year	$ 48,054	$105,854

Reconciliation of net income to net cash provided by operating activities:

Net income (loss)	($66,194)	($19,439)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	0	0
Change in assets and liabilities:		
Deposits with clearing organizations	10,895	(19)
Deferred tax benefits, prepaid expenses	(55,675)	(2,864)
Accounts payable	3,174	(90)
Total adjustments	(41,606)	(2,973)
Net cash used in operating activities	($107,800)	($22,412)

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 6, 2013, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Southwest Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax benefits are recognized for operating

5. Income Taxes Continued

losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2009, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to 0 and $0 for calendar years ending December 31, 2012 and 2011 respectively.

NOTE B - LEASES

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $8,400 and $8,400 and for the calendar years ending 2012 and 2011 respectively.

NOTE C - COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2012.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net

FIRST SECURITIES NORTHWEST, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE D - NET CAPITAL REQUIREMENTS (CONTINUED)

Capital" as those terms are defined by the rule. At December 31, 2012, the Company's net capital and required net capital, as defined, were $143,948 and $100,000 respectively, and its ratio of aggregate indebtedness to net capital was .029 to 1.

NOTE E - INCOME TAXES

Components

The provisions for income taxes consist of the following components:

Current	$ 0	$ 0
Deferred benefit, (Expense)	(55,454)	(3,143)
	($55,454)	($3,143)

The Company has a Federal net operating loss carryforward of $206,195 and a state loss of $312,512 that may be offset against future taxable income. If not used, the carryforwards will expire in the year 2018.

The Company adopted the provisions of FASB interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because the Company uses the cash method of accounting for tax purposes. The tax rates used to calculate the deferred tax benefit was 15% for federal and 6.6% for the state.

NOTE F - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012 the Company's uninsured cash balance was $.00.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Report of Independent Certified Public Accountants
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

I have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2012 and 2011 and have issued our report dated February 6, 2013, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2013

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2012 and 2011

	2012	2011
Stockholders' equity from statement of financial condition	$234,405	$250,599
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	234,405	250,599
Deductions and/or charges Non-allowable assets:		
Prepaid expenses & deferred tax benefit	(90,457)	(34,782)
Net Capital before haircuts	143,948	215,817
Haircut on other securities	0	0
Net Capital	$143,948	$215,817
Computation of net capital requirement Minimum net capital required	$ 274	$ 62
Minimum dollar net capital requirement	$100,000	$100,000
Excess net capital	$ 43,948	$115,817
Excess net capital at 1000%	$143,537	$215,723
Aggregate Indebtedness Items included from statement of financial condition: Accounts payable and accrued liabilities	$ 4,109	$ 935
Total aggregate indebtedness	$ 4,109	$ 935
Ratio: Aggregate indebtedness to net capital	.029 to 1.	.004 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2012 and 2011

	2012	2011
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$143,950	$215,818
Adjustments		
Effect on net income for adjustments		
Rounding	(_____2)	(_____1)
Net capital at December 31, as adjusted	$143,948	$215,817
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$ 4,107	$ 934
Rounding	2	1
Total aggregate indebtedness as of December 31, as adjusted	$ 4,109	$ 935

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

<u>Report on Internal Control Required by SEC Rule 17a-5(g)(1) for</u>
<u>A Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3</u>

Board of Directors
First Securities Northwest, Inc.

In planning and performing our audit of the financial statements of First Securities Northwest, Inc. as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and the procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC'S previously mentioned objectives.

15

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the SEC, and the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 6, 2013